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                                                            SEC FILE NUMBER

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                                                             CUSIP NUMBER

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

            For the Period Ended: September 30, 2008
                                 -------------------
            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR
            For the Transition Period Ended:
                                            ------------------------------

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Xcorporeal, Inc.
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Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

12121 Wilshire Blvd., Suite 350
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Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate)

    | (a)   The reason described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    | (b)   The subject annual report, semi-annual report, transition report on
|X| |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof will be filed on or before the fifteenth calendar
    |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 10-Q or subject distribution
    |       report on Form 10-D, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

               Person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2008, could not be filed within the prescribed period due to the Company's limited staff and financial resources. Thus the company was unable to file the report in a timely manner without unreasonable effort or expense.

(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Robert Weinstein           310                  923-9990
      -----------------------    -----------     --------------------------
               (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                 Yes |X|  No |_|

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                   Yes |X|  No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are attempting to determine the proper accounting treatment for the second interim award issued August 4, 2008, in the arbitration with National Quality Care, Inc. (NQCI). If we were to accrue for 9,230,000 shares which were required to be registered, we would accrue for the 9,230,000 shares of our common stock and the fair value of the shares will be measured using the closing price of our common stock on August 4, 2008, and revalued, marked to market, on the reporting date until issuance. The fair value of the accrued shares on August 4, 2008, the date of the second interim award, was $10,153,000 which was revalued at $4,615,000 as of September 30, 2008, resulting in a $5,538,000 non-operating gain to the statement of operations for the three months ended September 30, 2008. The $4.62 million may be accrued under "Shares Issuable" as of September 30, 2008.

In addition, the arbitrator issued an interim award on August 15, 2008, awarding NQCI $1.87 million to settle over $4 million NQCI claimed in attorneys' fees and costs which we accrued in the three months ended September 30, 2008. The $1.87 million has been accrued under "Accrued Professional Fees" as of September 30, 2008.

                                Xcorporeal, Inc.
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November  17,  2008              By   /s/ Robert Weinstein
     --------------------------            --------------------------------
                                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

=================================== ATTENTION ==================================
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
================================================================================

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                       3